April 21, 2008

VIA COURIER

Kathleen Collins
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, DC 20549-4561

Re:   Corel Corporation
         Form 10-K for the Year Ended November 30, 2007
         Filed February 8, 2008
         File no. 000-20562

Dear Ms. Collins:

     This letter is in response to the letter received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 24, 2008 (the “Comment Letter”) regarding the above referenced Form 10-K of Corel Corporation (the “Registrant”) filed on February 8, 2008 (“the filing”). Below is our response to the Staff’s (the “Staff”) question in the Comment Letter.

Note 2. Summary of Significant Accounting Policies, Page 73

Software Revenue Recognition, Page 73

1.	We note from your response to our prior comments 3 that the Company maintains a price list for the elements generally included in multiple arrangements that is differentiated based on geographic regions, customer types, and volumes. We further note that “typically” sales are in line with the price lists and product managers are involved in the exception approval process. Please explain further how often exceptions to the normal list prices are granted for your PCS and tell us how these exceptions are factored into your determination of VSOE. For instance, does the granting of such exceptions create variability in your pricing amongst customer types? In this regard, clarify how the Company determines that prices are sufficiently clustered and tell us how you have concluded that you have VSOE of PCS for each customer class.

     The Company respectfully advises that approximately 88% of PCS is sold at standard price lists, which represent VSOE of fair value. Our standard pricing for PCS is calculated using consistent percentages of the underlying license by customer type, product and geography.

     Exceptions to our standard price lists occur on approximately 11.5% of our orders with PCS. For instances where an exception is authorized on multiple element arrangements, our practice is to apply the discount on a pro-rata basis to the license and PCS based on the proportion of the VSOE of fair value for the license and PCS. We believe our practice of preparing standard pricing using consistent PCS to underlying license and using this to pro rate discounts is consistent with TPA 5100.55 — Fair value of PCS with consistent renewal percentage (but varying renewal dollar amounts) and software revenue recognition, which states “assuming that the PCS renewal rate expressed as a consistent percentage of the stipulated license fee for customers is substantive that PCS renewal rate would be the VSOE of the fair value of PCS”.

     For instances where discounts are offered on subsequent orders of multiple element arrangements, (i.e. maintenance renewals) the authorized discount results in a price that is consistent with the pricing of the PCS in the original transaction. This results in the PCS renewal continuing to have a consistent percentage of the original license purchase and therefore maintains our VSOE.

     The Company believes its practices as described above result in a consistent relationship of pricing PCS as a percentage of license prices charged. This constitutes VSOE of PCS for each customer class, ensures adequate clustering of prices by customer type, product and geography.

     If the Staff has any questions on any of the information set forth herein, please telephone the undersigned at (613) 728-0826 extension 1953.

Sincerely,

/s/  Doug McCollam
Doug McCollam
Chief Financial Officer